# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INNOVATIVE FOOD HOLDINGS INC, CIK 0000312257
CUSIP: 45772H202
Title of class of securities: Common Shares, par value $0.0001
Address of issuer's principal executive offices: 2528 S 27TH AVE, 2528 S 27TH AVE, BROADVIEW, Illinois (IL), 60155
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001586910-26-000002
Filed by CIK 0001586910

## Reporting persons
- HARPER ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); sole voting power 3,748,030; shared voting power 0; sole dispositive power 2,923,785; shared dispositive power 824,245; aggregate amount beneficially owned 3,748,030 (6.9% of the class)

## Item 1. Issuer
Name of issuer: INNOVATIVE FOOD HOLDINGS INC
Address of issuer's principal executive offices: 2528 S 27TH AVE, 2528 S 27TH AVE, BROADVIEW, ILLINOIS, 60155.

## Item 2. Person Filing
Name of person filing: Brian J Harper
Address of principal business office or, if none, residence:
2912 Lake Park Way
Longmont, CO 80503
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,748,030
Percent of class: 6.86
Sole power to vote or to direct the vote: 3,748,030
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,923,785
Shared power to dispose or to direct the disposition: 824,245

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HARPER ASSET MANAGEMENT LLC: Brian J Harper, President (07/10/2026)